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                 February 5, 2021

       Christopher T. Usher
       President & Chief Executive Officer
       ION Geophysical Corporation
       2105 CityWest Blvd., Suite 100
       Houston, TX 77042

                                                        Re: ION GEOPHYSICAL
CORP
                                                            Registration
Statement on Form S-4
                                                            Filed January 29,
2021
                                                            File No. 333-252591

       Dear Mr. Usher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              J. Eric Johnson, Esq.